333 South Wabash Avenue, 41st Floor
Chicago, IL 60604

Rosemary Quinn Senior Vice President and General Counsel Telephone: 312-822-5893 Facsimile: 312-822-1759 E-mail: rosemary.quinn@cnasurety.com
August 11, 2009
VIA EDGAR Filing & U.S. Mail
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Mr. Jeffrey P. Riedler Assistant Director

Re:	CNA Surety Corporation (the “Company”)
Form 10-K for the Fiscal Year Ended December 31, 2008
Filed on February 17, 2009
Schedule 14A
Filed on March 19, 2009
File No. 001-13277
Comment Letter dated July 16, 2009
Dear Mr. Riedler:
CNA Surety acknowledges receipt of the Commission’s above referenced Comment Letter concerning the above filings. Consistent with our letter of extension, we hereby file our responses to the Comment Letter. For your convenience, the comments presented in the Comment Letter have been repeated herein and are followed by our respective responses.
DEF14A
Annual Cash Bonus, page 10
     1. We note your response to Comment 12. Please revise your proposed disclosure example to explain how each of the individual performance objectives for your NEOs is assessed. Where individual performance goals were assessed based upon quantitative targets, these numerical targets should be disclosed and where the achievement of goals is based on qualitative judgment, the assessment process should be described. For example, the achievement of objectives such as “loss ratio results,” “gross written premiums,” and “operational metric goals” appears to be based on numerical performance targets while the achievement of objectives such as “strategic leadership,” “talent management,” and “Drive for Results,” appear to be based on qualitative assessment.
In addition, please include a discussion of each NEO’s level of achievement with respect to the performance objective and how the level of achievement was used to determine the amount of bonus paid.

August 11, 2009

Company Response
In our 2009 Form DEF 14A, we will include additional disclosures related to the annual cash bonus for 2009. For purposes of illustration, if our 2008 Form DEF 14A disclosures were modified, we would add the following after the last paragraph under “Annual Cash Bonuses: Bonus Eligible Employees and NEOs other than the CEO” in the CD&A:
As noted above, bonus eligible employees of the Company, including the NEOs, have performance objectives for each calendar year which are used to determine the Annual Incentive Bonus. The Committee considers both net operating income (“NOI”) and individual performance objectives and achievements when determining the compensation of the NEOs. The process for evaluating the performance of the established objectives for each NEO consists of a performance evaluation by the CEO that is presented to the Committee for discussion and evaluation. The CEO evaluated the level of achievement of each NEO’s individual performance objectives when determining whether the Annual Incentive Bonus should be at, above or below the target bonus percentage reflected above. During such presentation, the CEO also recommends to the Committee the Annual Cash Bonus to be paid to each NEO. After discussion of the CEO’s evaluation and recommendation, the Committee will approve, reject or modify the CEO’s recommendation. Set forth below for each NEO, other than the CEO, is a summary of the individual performance objectives, the CEO’s evaluation and recommendation, and the Committee’s decision. Neither the CEO nor the Committee reduced the factors described below to a specific weight or percentage when determining the total bonus to be recommended or awarded to each NEO.
John Corcoran, CFO
Mr. Corcoran’s primary objectives in 2008 were management of the Company’s planning, analysis and financial reporting functions, oversight of the Company’s investment portfolio and investment manager, management of the Company’s capital structure, stewardship of key relationships with banks, rating agencies and regulators and execution of technology projects specific to finance. The CEO and Committee did not establish any quantifiable targets with respect to the above factors for Mr. Corcoran. Mr. Welch reported to the Committee that Mr. Corcoran accomplished the objectives set forth above. In his report to the Committee, the CEO noted that there was an absence of any financial or regulatory reporting issues and also recognized Mr. Corcoran’s analytical and financial strengths. After discussion, the Committee approved the annual bonus recommendation of the CEO which is the actual award reflected on the following page.
Douglas Hinkle, CUO
Mr. Hinkle’s key objectives during 2008 were achievement of NOI as well as the loss ratio goal which directly relates to the Company’s ultimate NOI. In addition, he is responsible for oversight of the underwriting strategy and marketing to key agents and customers. The CEO reported to the Compensation Committee that Mr. Hinkle achieved his performance objectives. The CEO also advised during his evaluation report that Mr. Hinkle’s underwriting leadership and customer relationships were critical to the Company’s NOI performance during 2008 as well as prior years. The CEO noted that Mr. Hinkle made numerous visits to key agents and customers resulting in new and retained business. The CEO and the Committee did not establish any quantitative targets when evaluating Mr. Hinkle’s agency and customer relations objectives. The Committee accepted the CEO’s evaluation of Mr. Hinkle and agreed that Mr. Hinkle’s oversight of the Company’s underwriting strategy over the past five years resulted in consistent improved financial results in relation to premium, loss ratio and NOI. The Committee approved the CEO’s bonus recommendation for Mr. Hinkle which is the actual award reflected on the following page.

August 11, 2009

Michael Dougherty, CIO
Mr. Dougherty’s key objectives included implementing several key IT initiatives, managing the capital expense budget, creating a long-term strategy for continued improvement in business operations and maintaining system performance and stability for the Company. The CEO’s evaluation report to the Committee noted that Mr. Dougherty successfully executed and implemented critical system projects including upgrades of the Company infrastructure and disaster recovery planning, however certain project milestones were not satisfied. In his evaluation, the CEO also reflected on the delivery and implementation dates of the key IT projects under Mr. Dougherty’s management. The CEO reported that Mr. Dougherty improved the capital expense planning process resulting in lower expenses and developed strategic and tactical plans used by the Company. The Committee approved the bonus award recommended by the CEO for Mr. Dougherty which is the actual award reflected on the following page.
Thomas Pottle, SVP, Credit and Field Operations
Mr. Pottle’s objectives included establishing, monitoring and meeting gross written premium, loss ratio, expense, receivable management and operational metrics goals for branch produced business. All of these objectives directly supported the Company’s achievement of its NOI goal. With respect to credit analysis and management, Mr. Pottle was responsible for auditing the Company’s branch operations, managing the credit analysis function, and supporting rate filing analysis. In addition, Mr. Pottle was responsible for implementation of technology improvements for the branch produced business. In his evaluation of Mr. Pottle, the CEO reported to the Committee that Mr. Pottle achieved all field operations and credit management objectives as described above. The CEO also noted that Mr. Pottle maintains close oversight of the operational results for the branch business and improved the credit model that is critical to the Company’s underwriting process. After considering the CEO’s evaluation report, the Committee approved the bonus award recommend by the CEO for Mr. Pottle which is the actual award reflected on the following page.
For purposes of illustration, if our 2008 Form DEF 14A disclosures were modified, we would add the following immediately prior to the last sentence under “Annual Cash Bonus — CEO” in the CD&A:
In addition to NOI achievement by the Company, the full Board conducts a performance assessment of the CEO based on the following criteria: Strategic Direction/Leadership, Talent Management, Drive for Results, and Relationship Building. During its February 4, 2008 meeting, the Committee reviewed the results of the CEO Performance Feedback survey and concluded that the CEO fulfilled all of his objectives. The Committee also noted that he showed consistent leadership over the past five years, specifically as it relates to the Company’s financial strength. In addition, the Committee determined that Mr. Welch’s leadership over the past five years resulting in improved financial results and capital strength, development of profitable and sustained customer relationships, a disciplined underwriting culture, and development of underwriter strength and succession plans. The Committee recognized that CNA Surety’s NOI achievement surpassed the established goal resulting in a maximum payout. Based on the above, the Committee recommended and the Board approved the bonus award reflected on the following page for Mr. Welch.

August 11, 2009

CNA Surety Corporation 401(k) Plan, page 14
     2. We note your response to Comment 13. Please provide an example of proposed disclosure which incorporates the information you have provided in your response to the comment.
Company Response
In our 2009 Form DEF 14A, we will include a discussion of the targets and achievements related to the Performance Contribution for the applicable year. For purposes of illustration, if we were to add such disclosure to our 2008 Form DEF 14A, we would add the following language before the last sentence of the last paragraph under “CNA Surety Corporation 401(k) Plan” in the CD&A:
The following Performance Contribution targets were established by the Committee for 2008:

Combined Ratio	Award as % of Base Salary
89.01 or Greater	0.00%
87.01 - 89.00	1.00%
85.01 - 87.00	1.25%
83.01 - 85.00	1.50%
81.01 - 83.0	1.75%
81.00 or Less	2.00%
The Company achieved a combined ratio of 73.2% in 2008. As provided by the above chart, all employees, including the NEOs, received 2% of their base salary as a contribution to their 401k account.
Certain Relationships and Related Transactions, page 23
     3. We note your response to Comment 14. Please provide an example of proposed disclosure which includes a discussion of your review, approval or ratification of transactions with related persons as required under Item 404(b) of Regulation S-K.
Company Response
In our 2009 Form DEF 14A, we will include a discussion of the policies and procedures for the review, approval or ratification of related party transactions as required under Item 404(b) of Regulation S-K. For purposes of illustration, if we were to add such disclosure to our 2008 Form DEF 14A, we would add the following language under “CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS:”
It is our policy that any transaction involving the Company or any of its subsidiaries in which any of our directors, executive officers, or Principal Shareholders had or will have a direct or indirect material interest be submitted to our Audit Committee for its consideration. In each case, such consideration and discussion is without the participation of any Audit Committee member who may be involved in the transaction. The Audit Committee, which consists entirely of Independent Directors, considers all relevant facts in order to determine whether the transaction is fair and reasonable to the Company and its shareholders. Although there is no written statement of the review procedure, the Audit Committee’s review, approval or ratification of such related person transactions is reflected in the meeting records of the Committee.

August 11, 2009

As requested in the Comment Letter, the Company acknowledges that:
•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you have any questions or further comments, please contact the undersigned at 312-822-5893.
Sincerely,

/s/ Rosemary Quinn
Rosemary Quinn
Senior Vice President and General Counsel

Cc:	Bryan Pitko, Attorney Advisor, Division of Corporation Finance